VF 6-7-02

OMB APPROVAL

OMB Number: 3235-0123

8-49046

02022415

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 05 2002
WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 AND ENDING 3/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STONEBRIDGE ASSOCIATES, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TEN POST OFFICE SQUARE, SUITE 1330
(No. and Street)

BOSTON	MA	02109
(City)	(state)	(Zip Code)

PROCESSED
JUN 19 2002
P THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD A. HARVEY, JR. 617-357-1770
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP
(Name - if individual, state *last, first, middle name*)

90 CANAL STREET	BOSTON	MA	02114
(Address)	(City)	(state)	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I RICHARD A. HARVEY, JR. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONEBRIDGE ASSOCIATES, LLC as of MARCH 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard A Harvey Jr
Signature

President
Title

S. Chandler
Notary Public
SUZANNE O. CH...
Notary Pub...
Commonwealth of M...etts

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[ ] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEBRIDGE ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2002 AND 2001

STONEBRIDGE ASSOCIATES, LLC

Years Ended March 31, 2002 and 2001

Table of Contents

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Members
Stonebridge Associates, LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Stonebridge Associates, LLC as of March 31, 2002 and 2001, and the related statements of revenue and expenses, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonebridge Associates, LLC as of March 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Brown & Brown, LLP

Boston, Massachusetts
May 13, 2002

Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

STONEBRIDGE ASSOCIATES, LLC
Statements of Financial Condition
March 31, 2002 and 2001

		2002		2001
Assets				
Current assets				
Cash and cash equivalents	$	187,729	$	695,246
Accounts receivable		306,601		451,731
Prepaid expenses		108,746		110,027
Accrued interest receivable, related party		5,157		5,688
Total current assets		608,233		1,262,692
Property and equipment, net		155,648		191,351
Other assets				
Organizational costs, net of accumulated amortization of $45,689 and $44,615, respectively		-		1,074
Investments, at cost		60,000		60,000
Note receivable, related party		68,427		87,544
Other receivable		2,822		9,600
Financing costs		55,520		13,990
	$	950,650	$	1,626,251
Liabilities and Members' Equity				
Current liabilities				
Accounts payable	$	30,282	$	63,845
Accrued expenses		37,096		237,530
Total current liabilities		67,378		301,375
Members' equity		883,272		1,324,876
	$	950,650	$	1,626,251

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
Statements of Revenue and Expenses
Years Ended March 31, 2002 and 2001

	2002	2001
Revenue		
Mergers and acquisitions	$ 3,554,570	$ 4,093,822
Private placements	1,483,918	705,600
Financial advisory	180,600	75,000
Less: Referral fees	(76,991)	(91,251)
Total revenue	5,142,097	4,783,171
Operating expenses	3,160,877	3,021,911
Income from operations	1,981,220	1,761,260
Other income (expense)		
Interest income	31,040	45,923
Loss on sale of investment	-	(33,741)
Other income	7,417	7,876
Bad debt	(15,600)	-
Net income	$ 2,004,077	$ 1,781,318

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
Statements of Members' Equity
Years Ended March 31, 2002 and 2001

	Common Members	Preferred A Members	Preferred B Members	Totals
Balance, March 31, 2000	$ 673,470	$ 830,544	$ -	$ 1,504,014
Issuance of special common interest	108,544	-	-	108,544
Net income	1,351,046	430,272	-	1,781,318
Distributions	(1,564,031)	(504,969)	-	(2,069,000)
Balance, March 31, 2001	569,029	755,847	-	1,324,876
Redemption of preferred A interest	-	(604,500)	-	(604,500)
Issuance of preferred B interest	-	-	510,000	510,000
Net income	1,527,264	476,813	-	2,004,077
Distributions	(1,816,021)	(535,160)	-	(2,351,181)
Balance, March 31, 2002	$ 280,272	$ 93,000	$ 510,000	$ 883,272

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
Statements of Cash Flows
Years Ended March 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 2,004,077	$ 1,781,318
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	57,358	56,313
Loss on sale of investments	-	33,741
(Increase) decrease in assets:		
Accounts receivable	145,130	650,454
Prepaid expenses	1,281	(22,063)
Accrued interest receivable	531	(5,688)
Other receivable	6,778	(9,600)
Lease security deposit	-	27,707
Financing costs	(41,530)	-
Increase (decrease) in liabilities:		
Accounts payable	(33,563)	(8,177)
Accrued expenses	(200,434)	(18,313)
Net cash provided by operating activities	1,939,628	2,485,692
Cash flows from investing activities:		
Purchase of property and equipment	(20,581)	(142,728)
Proceeds from sale of investments	-	16,239
Proceeds from note receivable	19,117	-
Issuance of note receivable	-	(87,544)
Net cash used in investing activities	(1,464)	(214,033)
Cash flows from financing activities:		
Redemption of preferred A interest	(604,500)	-
Proceeds from issuance of special common interest	-	108,544
Proceeds from issuance of preferred B interest	510,000	-
Distributions to members	(2,351,181)	(2,069,000)
Net cash used in financing activities	(2,445,681)	(1,960,456)
Net (decrease) increase in cash and cash equivalents	(507,517)	311,203
Cash and cash equivalents, beginning of year	695,246	384,043
Cash and cash equivalents, end of year	$ 187,729	$ 695,246

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
Notes to Financial Statements
Years Ended March 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Stonebridge Associates, LLC, (the Company) was formed as a limited liability company on January 18, 1996 and is a registered broker-dealer under the Securities Act of 1934. The Company provides merger and acquisition services, capital raising through private sales of equity and debt securities, and other financial advisory services to companies primarily throughout the United States.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. As of March 31, 2002, balances of cash and cash equivalents which consisted of demand and money market accounts exceeded the federally insured limit of $100,000 by $59,396. These balances fluctuate during the year and can exceed this $100,000 limit.

Property and Equipment
Property and Equipment are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which are five years for computer equipment, seven years for office equipment, furniture and fixtures and lease term for leasehold improvements. Routine repairs and maintenance are expensed as incurred.

Organizational and Financing Costs
Organizational costs, consisting of legal and accounting expenses, are being amortized over a sixty month period. Amortization expense charged to operations for 2002 and 2001 was $1,074 and $9,138 respectively.

Financing costs consist of legal and accounting fees in connection with the issuance of preferred interests. As of March 31, 2002, these costs total $55,520.

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes. Consequently, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketing and Advertising
The Company follows the policy of charging substantially all costs of marketing and advertising to expense as incurred. Marketing and advertising expense was $123,667 and $71,230 for the years ended March 31, 2002 and 2001, respectively.

NOTE 2 - ACCOUNTS RECEIVABLE

Accounts receivable consisted of billed and unbilled revenue at March 31:

	2002	2001
Billed	$ 49,813	$ 140,916
Unbilled	256,788	310,815
	$ 306,601	$ 451,731

Two customers accounted for approximately 82% of the accounts receivable balance at March 31, 2002. The outstanding balances subsequently have been paid.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at March 31:

	2002	2001
Furniture and fixtures	$ 102,681	$ 99,884
Computer equipment	90,615	132,665
Leasehold improvements	103,681	101,448
	296,977	333,997
Less: Accumulated depreciation	(141,329)	(142,646)
	$ 155,648	$ 191,351

Depreciation expense for the years ended March 31, 2002 and 2001 was $56,284 and $47,175, respectively. During the year, the Company disposed of $57,602 of fully depreciated equipment

NOTE 4 – NOTE AND INTEREST RECEIVEABLE - RELATED PARTY

On April 1, 2000, the Company issued a note to one of its members for $87,544. The note bears interest of 7% and is payable in five annual installments commencing on June 15, 2001. The note is secured by the member's 5% Special Common Interest in the Company. As of March 31, 2002, the outstanding balance is $73,584 and consists of $68,427 of principal and $5,157 of accrued interest.

NOTE 5 – INVESTMENTS

KaBloom, Ltd.
This investment consists of shares of Series B Convertible Preferred Stock in KaBloom, Ltd. The shares were received during the fiscal year ended March 31, 2001, as a partial payment for services rendered in connection with a private placement offering for KaBloom, Ltd. The shares were valued at the offering price and are non-voting shares subject to transfer restrictions because they were not registered under the Securities Act of 1934. Currently, no public market exists for these shares and the Company considers this to be a long-term investment and they are valued at cost.

Warrants
In October 1999, the Company successfully completed a private placement transaction for Eagle Investment Systems (formerly, Eagle Development Group, Inc.). As payment for services rendered, the Company received, in addition to cash, warrants to purchase the common stock of Eagle Investment Systems at the private placement price. No value was applied to the warrants and therefore no revenue recorded. In November 2001, the Company exercised warrants for Eagle Investment Systems and sold the underlying securities for net proceeds of $1,141,981. Since the warrants were originally obtained through the private placement, the entire amount is included as private placement revenue on the statement of income and expenses. It is the Company's policy to assign no value to warrants it holds until the warrants are exercised. As of March 31, 2002, the Company holds warrants to purchase the common stock of two other entities. Currently, no public market exists for these options or stock.

NOTE 6 – MEMBERS' EQUITY

On April 1, 1996, the Stonebridge Associates, LLC Operating Agreement (Operating Agreement) created two classes of ownership; Common Interest Members (Common Interest) and Class A Preferred Interest Members (Class A Interest).

In January of 2002, the members approved the amending of the Operating Agreement (Amended Operating Agreement). The members also approved the issuance of Class B Preferred Interest Members (Class B Interest) which resulted in proceeds of $510,000. Holders of the Class B Interests are entitled to a 15% priority return which is subordinate to the Class A Interests 20% priority return. Certain holders of the Class B Interests have agreed to contribute additional capital if requested by the Company. As of December 31, 2001, the Company offered to redeem all holders of Class A Interests, and holders of $604,500 of Class A interests tendered their interest pursuant to this offer.

Profits shall be allocated as determined by the Amended Operating Agreement and all losses shall be allocated to the Common Interest Members.

NOTE 7– OPERATING LEASES

The Company leases office and storage space under a non-cancelable operating lease expiring on December 1, 2005. Minimum lease payments under non-cancelable operating leases for each of the next five years are as follows:

2003	$ 264,285
2004	270,679
2005	277,073
2006	187,557
2007	-
	$ 999,594

Rent expense for the years ended March 31, 2002 and 2001 was $260,294 and $209,945, respectively.

NOTE 8 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Retirement Plan (the Plan) which is open to substantially all employees meeting age and length of service requirements, set forth in the Plan. The Company's discretionary contributions to the Plan for the years ended March 31, 2002 and 2001 was $40,036 and $24,226, respectively.

NOTE 9 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act of 1934, the Company is required to maintain a minimum net capital of the greater of $5,000 or 6.67% of aggregate liabilities and a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1 as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2002, the Company had net capital of $118,573, which was $113,573 in excess of its required net capital of $5,000. At March 31, 2001, the Company had net capital of $392,149, which was $327,047 in excess of its required net capital of $20,102. At March 31, 2002 and 2001, the Company's net capital ratio was 56.8% and 76.9%, respectively.

NOTE 10 – SUBSEQUENT EVENT

As agreed to in the initial offering, certain holders of Class B Interests contributed $75,000 in additional capital during May 2002.

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Members
Stonebridge Associates, LLC
Boston, Massachusetts

REPORT ON SUPPLEMENTARY INFORMATION

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages is presented for the purposes of additional analysis and, although not required for a fair presentation of financial position, results of operations and cash flows, was subjected to the audit procedures applied in the audit of the basic financial statements. In our opinion, the supplementary information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
May 13, 2002

Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

STONEBRIDGE ASSOCIATES, LLC
Statements of Operating Expenses
Years Ended March 31, 2002 and 2001

	2002	2001
Accounting	$ 43,619	$ 37,294
Amortization and depreciation	57,358	56,313
Contributions	5,896	10,475
Employee benefits	66,693	46,839
Equipment rental	10,219	11,495
Fees and services	4,335	4,135
Insurance	23,119	28,210
Legal	27,561	32,026
Marketing and advertising	123,667	71,230
Meals and entertainment	30,250	44,135
Messenger and delivery	3,429	2,464
NASD license fees	9,762	6,385
Office expenses	29,795	6,281
Payroll taxes	128,585	106,372
Postage	(634)	6,220
Recruiting	591	17,178
Rent	260,294	209,945
Repairs and maintenance	13,185	9,076
Research	45,974	57,356
Retirement plan contributions	40,036	24,226
Salaries and bonuses	2,185,341	2,162,280
Subscriptions	11,220	8,157
Telephone	2,184	23,678
Temporary labor	98	758
Travel	38,300	39,383
	$ 3,160,877	$ 3,021,911

See auditors' report on supplementary information.

STONEBRIDGE ASSOCIATES, LLC
Computation of Net Capital
March 31, 2002

Total members' equity			$ 883,272
Less: Non-allowable assets			(762,923)
Net capital before haircuts on securities			120,349
Less: Haircuts on securities			(1,776)
Net capital			118,573
Net capital requirement:			
1/5 x aggregate indebtedness or	$	4,494	
minimum dollar net capital requirement		5,000	5,000
Excess net capital			$ 113,573
Aggregate indebtedness			$ 67,378
Percentage of aggregate indebtedness to net capital			$ 56.8%

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Members
Stonebridge Associates, LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Stonebridge Associates, LLC for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stonebridge Associates, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at March 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brown & Brown, LLP

Boston, Massachusetts
May 13, 2002

STONEBRIDGE ASSOCIATES, LLC
Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3
March 31, 2002

Stonebridge Associates, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities and is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph K2(B).

See auditors' report on supplementary information.

STONEBRIDGE ASSOCIATES, LLC
Reconciliation for the Net Capital Computation in this Report
to that of the Corporation in its Most Recent Filing
As of March 31, 2002

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1 are reconciled as follows:

CALCULATION OF CHANGE IN NET CAPITAL

Net capital per this report	$	118,573
Net capital per most recent quarterly filing		118,573
Increase in net capital	$	-

COMPOSITION OF CHANGE IN NET CAPITAL

Audit adjustments	$	(5,005)
Net decrease in non-allowable assets		5,005
Increase in net capital	$	-

See auditors' report on supplementary information